Charles Lemonds

Technical Founder

Education

Bachelor of Science in Chemical Engineering,
May 2013
Worcester Polytechnic Institute
Worcester, Massachusetts

Proficiencies

CAD Design
PCB Design
Circuit Design
Multiphysics Simulation
Software Engineering
Hardware Engineering
Industrial Design
Additive Manufacturing
DFM
PDM

Software Skills

SOLIDWORKS
COMSOL
Pycharm
DataGrip
IntelliJ
PHPStorm
CLion
PuTTY
Python
Micropython
Javascript
PHP
MySQL
PostGres
Google Workspace
Office 365
Easy EDA
Altium
Blender
Attio
Slack
Teamwork
Trello

Personal Details

[redacted]

Relevant Experience

Co-Founder and CTO, Totem Inc
Chattanooga, Tennessee
Jan 2024 to present

- Designed and commercialised flagship product the Totem Compass
- Oversaw the manufacturing of all products
- Oversaw engineering and operations
- Built out financial reporting and forecasts

Lead Product Engineer, Shoetizer
Chattanooga, Tennessee
Dec 2021 to Jan 2024

- Designed and programmed chassis and circuit
- Worked with manufacturer to set up industrial supply chain
- Prototyped several iterations in house

Sr Scientist, Woodbridge Group
Chattanooga, TN
Jan 2016 to Dec 2021

- Developed over 40 novel polyurethane foam formulations
- Developed and domesticated formulation for the ScrubDaddy product line
- Industrialized new formulations on commercial scale
- Oversaw the automation of operations and processes using Office 365

Development Engineer, Chemical R&D, FoamPartner
Wolfhausen, Switzerland
Jan 2015 to Jan 2016

- Developed major mattress foam formulation
- Developer multiple products for Scrub Daddy